Exhibit 99.5

PyroGenesis Announces Closing of a $903K Loan and
Provides Situation Update

MONTREAL, Quebec (GlobeNewswire – March 18, 2020) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX-V: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch systems, is pleased to announce today that it has closed a $903,000 non-brokered secured convertible loan at 12% per annum (the “Loan”), with a related party.

The Loans bears interest at the rate of 12% per annum, with interest payable in cash on a quarterly basis in arrears and matures September 17th, 2021. The Loan is convertible into common shares of the Company (each, a "Common Share") at a conversion price of $0.28 per Common Share (the "Conversion Price"). The Common Shares issuable on conversion of the Loan will be subject to a statutory hold period of four months and one day from the closing date.

The Loan is secured by a subordinated Hypothec on the Universality of Movable Property over all of the present and after acquired moveable property and assets of the Company.

PyroGenesis intends to use the net proceeds from the Offering for general corporate purposes. The Offering is subject to the final approval of the TSXV.

P. Peter Pascali, CEO and President of PyroGenesis, provides the following situation update:

“As a global Covid-19 pandemic sweeps across the globe, it would be an understatement to suggest that these are trying times. The world finds itself in uncharted and precarious territory, a show that has no script. What is certain is that the future is not as certain as we thought it was mere weeks ago. At PyroGenesis, the health, safety and wellbeing of our people, and community, is our number one priority. As such, we immediately implemented an emergency work-from-home policy and, as such, work continues without material interruption. We have also secured our supply lines which, to date, seem to be in order. As a cautionary second step, we managed to secure this loan which we announced today, from a related party, to shore up any unforeseen events that may arise from the current situation. We thought this to be prudent under the circumstances.

Current events are presenting a unique set of challenges to businesses. The economic and social impact is already on a scale not seen in the post war era. This uncertain future is leading companies to have to make difficult decisions. At PyroGenesis, we will do our part to ensure all our employees are employed, safe, and healthy. We are also doing our part to source limited supplies from our international contacts to augment the needs of our community health care system.

Times like these require us as entrepreneurs and businesses leaders to come together to help our communities assist each other. After all, we are skilled leaders and decision makers having operated in this type of arena all our live; making decisions on limited information, ascertaining risk, executing and adjusting as the case may be.

It is not business as usual, that is for sure. However, a measure of a team is how they manage crisis. At Pyogenesis, we have a seasoned team of business veterans when it comes to innovation and crisis management. I am proud of my team in how they handle challenges, and never more than I am these days.

Be safe and we will keep you up to date with any material developments.”

The Corporation did not file a material change report more than 21 days before the excepted closing of the Offering as the details of the participation therein by related parties of the Corporation were not settled until shortly prior to the closing of the Offering.

The securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act), except pursuant to an exemption from the registration requirements of those laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, or for the account or benefit of U.S. persons (as such term is defined in Regulation S under the 1933 Act).

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is the world leader in the design, development, manufacture and commercialization of advanced plasma processes and products. We provide engineering and manufacturing expertise, cutting-edge contract research, as well as turnkey process equipment packages to the defense, metallurgical, mining, advanced materials (including 3D printing), oil & gas, and environmental industries. With a team of experienced engineers, scientists and technicians working out of our Montreal office and our 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. Our core competencies allow PyroGenesis to lead the way in providing innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. Our operations are ISO 9001:2015 and AS9100D certified, and have been since 1997. PyroGenesis is a publicly-traded Canadian Corporation on the TSX Venture Exchange (Ticker Symbol: PYR) and on the OTCQB Marketplace. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President Investors Relations and Strategic Business Development

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/